May 29, 2018

Anna Chin
President
Gofba, Inc.
3281 East Guasti Road, Suite 700
Ontario, CA 91761

       Re: Gofba, Inc.
           Registration Statement on Form S-1
           Filed May 25, 2018
           File No. 333-225254

Dear Ms. Chin:

        Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

        Specifically, we are unable to complete a review of the registration statement as your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X.
Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

       If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

       Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 or Barbara Jacobs,
Assistant Director, at (202) 551-3730 with any questions.




                                                              Division of
Corporation Finance
                                                              Office of
Information Technologies
 Anna Chin
Gofba, Inc.
May 29, 2018
FirstName LastNameAnna Chin
Page 2
Comapany NameGofba, Inc.
                              and Services
May 29, 2018 Page 2
cc:       Craig Butler
FirstName LastName